EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Income from continuing operations	$59,346	$29,605	$125,467	$109,131

Add:
Portion of rents representative of the interest factor	233	227	723	694
Interest on indebtedness	37,709	33,202	106,887	96,525
Out-of-market mortgage adjustment	1,883	1,749	5,534	5,112
Preferred dividends	2,526	2,525	7,576	7,576
Net income as adjusted	$101,697	$67,308	$246,187	$219,038

Fixed charges:
Interest on indebtedness	$37,709	$33,202	$106,887	$96,525
Out-of-market mortgage adjustment	1,883	1,749	5,534	5,112
Capitalized interest	2,119	671	4,274	2,328
Preferred dividends	2,526	2,525	7,576	7,576
Portion of rents representative of the interest factor	233	227	723	694
Fixed charges	$44,470	$38,374	$124,994	$112,235

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.29	1.75	1.97	1.95

Net income available to common shareholders	$103,223	$58,958	$243,048	$160,674
Depreciation and amortization	32,679	31,542	97,838	92,805
Gain on sale of property	(72,260)	(27,881)	(149,613)	(67,591)
Funds from operations	63,642	62,619	191,273	185,888
Add:
Portion of rents representative of the interest factor	233	227	723	694
Preferred dividends	2,526	2,525	7,576	7,576
Interest on indebtedness	37,709	33,202	106,887	96,525
Out-of-market mortgage adjustment	1,883	1,749	5,534	5,112
Funds from operations as adjusted	$105,993	$100,322	$311,993	$295,795

RATIO OF FUNDS FROM OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.38	2.61	2.50	2.64